
August 24, 2020

Kenneth Galbraith
Chief Executive Officer
Liminal BioSciences Inc.
440 Armand-Frappier Boulevard, Suite 300
Laval, Québec
Canada
H7V 4B4

> **Re: Liminal BioSciences Inc.**
> **Registration Statement on Form F-1**
> **Filed August 13, 2020**
> **File No. 333-245703**

Dear Mr. Galbraith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, Filed August 13, 2020

Summary, page 1

1. Please revise the disclosure on page 1 concerning the status of fezagepras to highlight the disclosure on page 53 that you are currently reviewing the most appropriate indications for fezagepras and that future trials are only expected after you have established the optimal dose level based on the results of your planned Phase 1 multiple ascending dose trial.

2. Please revise your disclosure on page 1 to explain the term "PDUFA."

3.   With reference to the disclosure added to pages 57 and 68 concerning OXER1, please file all material contracts related to your recent Fairhaven Pharmaceuticals Inc. acquisition, including the acquisition agreement, the private placement and secured convertible debenture agreements, or explain to us why these contracts are not required to be filed pursuant to Item 601 of Regulation S-K.

4.   With reference to your risk factor disclosures, please revise the Summary to highlight the risk that you presently do not have sufficient funds to continue operating for the next twelve months and that your June 30, 2020 financials have been prepared on a going concern basis.

Business
Fezagepras, page 58

5.   Please revise to identify the toxicity animal studies of fezagepras which you believe support a maximum daily dose of up to 2,400 mg in humans. Revise, as applicable, to ensure that the Business section discusses each of the studies that you reference.

Fezagepras for the Treatment of Fibrosis related Kidney Disease, page 66

6.   Please revise your disclosure on page 67 to state the number of participants in the study and to describe the most frequent TEAEs reported.

7.   The graphic on the right side of Figure 1 on page 67 appears to be illegible and cropped at the top. Please replace the graphic or describe the information it presents. Please also explain what the asterisks indicate in these Figure 1 graphics.

License, Manufacturing, Supply and Royalty Agreements, page 74

8.   We note the description of the Amended and Restated License Agreement with The Royal Institution for the Advancement of Learning/ McGill University and Florida Institute of Technology, Inc. on page 76. Please revise to discuss the technology covered by the amended and restated license and to clarify, if true, that this amended and restated license covers the OXER1 antagonist program that you appear to have acquired from Fairhaven Pharamaceuticals.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Kenneth Galbraith
Liminal BioSciences Inc.
August 24, 2020
Page 3

        You may contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 if
you have questions regarding these comments.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Jaime Chase